Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

September 10, 2007

Item 3

News Release

A press release was issued on September 10, 2007, at Vancouver, B.C.

Item 4

Summary of Material Change

Buffalo and Sargold Resource Corporation announce that their respective Boards of Directors have ratified and approved a definitive arrangement agreement with respect to the previously announced merger between Buffalo and Sargold.

Item 5

Full Description of Material Change

Buffalo’s (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) and Sargold Resource Corporation (TSX-V: SRG, FWB: DU4) (“Sargold”) are pleased to announce that their respective Boards of Directors have ratified and approved a definitive arrangement agreement (the “Agreement”) with respect to the previously announced merger between Buffalo and Sargold (See news release dated July 13th 2007).   The Agreement was effective as of August 31, 2007 among Sargold, Buffalo and 6833268 Canada Ltd., a wholly-owned subsidiary of Buffalo.

The Agreement contemplates that the merger will be implemented by way of a court-approved plan of arrangement (“Arrangement”) pursuant to the Canada Business Corporations Act whereby all outstanding securities of Sargold will be exchanged for common shares, common share purchase warrants and options of Buffalo.

Highlights of the Arrangement

Under the terms of the Arrangement, securityholders of Sargold will receive one common share, common share purchase warrant or option of Buffalo in exchange for each 3.5 Sargold common shares, common share purchase warrants or options which they hold immediately prior to the effective date of the Arrangement. This represents an approximate 90% premium on Sargold shares, based on the August 31, 2007 closing price of the shares of both companies.  Following completion of the Arrangement, Sargold shareholders will hold an approximate 25% equity ownership in the combined entities.

The Agreement includes a commitment by Sargold not to solicit alternate transactions to the Arrangement.  In addition, Sargold has granted a right to Buffalo to match an unsolicited competing offer.  Both Buffalo and Sargold have agreed to pay the other a break fee of $1,000,000 in certain circumstances if the Arrangement is not completed.

In order to consider the Arrangement and make recommendations to the Board of Directors of Sargold, an independent special committee of Sargold’s Board of Directors was constituted.  The special committee has received a fairness opinion from Evans & Evans, Inc. with respect to the fairness of the Arrangement, from a financial point of view, to the shareholders of Sargold.  The Board of Directors of Sargold has recommended approval of the Arrangement by Sargold shareholders.

The parties anticipate closing the Arrangement prior to October 31, 2007.  Completion of the Arrangement is conditional upon, among other customary closing conditions, the approval by Sargold’s shareholders, the approval of the TSX Venture Exchange, as well as approval of the British Columbia Supreme Court.  The parties will apply to the British Columbia Supreme Court for an interim order calling a special meeting of Sargold’s shareholders to be held in October 2007.  There can be no assurance that the Arrangement will be completed as proposed or at all.

As at August 31 2007, the undiluted share capital of Sargold was 77,564,772 common shares, and 105,925,437 calculated on a fully diluted basis. Upon completion of the Arrangement, based on current Sargold issued and outstanding shares, Buffalo will issue approximately 22 million common shares to the Sargold shareholders.  An aggregate of 67,435,643 Buffalo common shares are issued and outstanding as August 31, 2007.

About Buffalo Gold

Buffalo's management is dedicated to maximizing shareholder value through growth strategies that combine exploration and investment, while emphasizing careful opportunity assessment and vigilant project management. Buffalo is aggressively exploring at the Mt. Kare project in Papua New Guinea and at a portfolio of gold exploration projects in producing and past-producing regions of Australia.  Buffalo’s recent investments include a 25% interest in near-term gold producer Kinbauri Gold (TSX-V: KNB) and a 44% interest in Australian uranium explorer Bondi Mining Ltd (ASX: BOM).

About Sargold

Sargold controls the largest precious metals exploration land area in Sardinia, Italy. The company now holds a 90% interest in the assets, which range from the mine and full processing plant at Furtei, to a host of exploration prospects at Monte Ollasteddu and the advanced exploration properties at Osilo.  The island of Sardinia has a long history of mining including the production of tin, alumina, industrial minerals, coal, base and precious metals.  Sardinia is approximately 150 kilometres west of Rome and has excellent transportation, communication, business and political infrastructure.

To find out more about Buffalo Gold Ltd. and Sargold Resource Corporation please visit the company websites at www.buffalogold.ca and www.sargold.com.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

September 17, 2007

BUFFALO GOLD LTD.

Per:  “Damien Reynolds”

_______________________

Damien Reynolds,

Chairman of the Board of Directors